Exhibit 99.59

Formation Capital Corporation

 consolidated financial statements

August 31, 2005

(Unaudited – prepared by Management)

These financial statements have not been reviewed by the Company’s auditors

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian dollars)

	(unaudited)	(audited)
	Six Months Ended	Year Ended
	August 31	February 28
	2005	2005
ASSETS

CURRENT
Cash and short-term deposits	$ 8,227,907	$ 13,161,884
Precious metals inventory	2,549,014	1,500,103
Accounts receivable	182,502	47,860
Prepaid expenses and deposits	217,375	286,629
TOTAL CURRENT ASSETS	11,176,797	14,996,476
RECLAMATION DEPOSIT	20,181	20,970
MINERAL PROPERTIES (Note 3)	29,204,496	24,772,552
PROPERTY, PLANT AND EQUIPMENT (Note 2)	5,596,097	5,066,138
TOTAL ASSETS	$ 45,997,571	$ 44,856,136

LIABILITIES

CURRENT
Accounts payable	$ 717,334	$ 503,465
Accrued liabilities	593,690	322,816
TOTAL LIABILITIES	$ 1,311,024	$ 826,281

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized
50,000,000 preferred shares without par value
Unlimited common shares without par value
Issued
161,963,583 common shares (2005 – 159,212,058 shares)	$ 56,567,126	$ 55,631,626
Contributed surplus	1,810,828	1,609,101
Deficit, accumulated during exploration stage	(13,691,407)	(13,210,872)
TOTAL SHAREHOLDERS' EQUITY	44,686,548	44,029,855
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 45,997,571	$ 44,856,136

APPROVED BY THE BOARD

“ Mari-Ann Green” Director

“ J. Scott Bending“ Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

(unaudited) Three Months Ending		(unaudited) Six Months Ending
August 31	August 31	August 31	August 31
2005	2004	2005	2004

EXPENSES
Accounting and audit	$ 27,411	$ 101,705	$ 75,553	$ 148,871
Administration	34,225	79,875	68,450	108,625
Advertising and promotion	10,993	78,945	23,425	141,516
Bank charges, interest and financing cost	617	534	21,978	1,224
Depreciation	15,305	13,245	30,409	24,402
Foreign exchange loss (gain)	(30,775)	20,313	(40,349)	9,633
Legal fees	54,127	11,766	132,675	30,229
Listing and filing fees	8,095	31,313	48,793	34,456
Management fees	2,605	10,914	14,697	14,078
Office	65,258	53,371	105,306	87,193
Shareholder information	16,626	24,496	45,817	50,700
Stock-based compensation	-	480,000	201,727	480,000
	$ 204,488	$ 906,477	$ 728,482	$ 1,130,927
LOSS BEFORE
UNDERNOTED ITEMS	(204,488)	(906,477)	(728,482)	(1,130,927)

OTHER INCOME	164,030	53,383	247,947	107,836

NET LOSS FOR THE PERIOD	$ (40,458)	$ (853,094)	$ (480,535)	$ (1,023,091)

DEFICIT at beginning of period	(13,650,949)	(10,368,008)	(13,210,872)	(10,198,011)

Deficit at end of period	$ (13,691,407)	$ (11,221,102)	$ (13,691,407)	$(11,221,102)

Basic and fully diluted loss per share	$0.00	$0.00	$0.00	($0.01)

Weighted average number of shares outstanding	161,963,583	128,670,292	161,963,583	128,670,292

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	(unaudited) Three Months Ending		(unaudited) Six Months Ending
	August 31	August 31	August 31	August 31
	2005	2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$ (40,457)	$ (853,094)	$ (480,535)	$ (1,023,091)
Items not involving cash
Depreciation	15,305	13,245	30,409	24,402
Financing cost	-	----	-	-
Stock-based compensation	-	480,000	201,727	480,000

Change in non-cash operating
working capital items
Precious metals inventory	(359,878)		(1,048,910)
Accounts receivable	(58,301)	(37,046)	(134,642)	(104,737)
Prepaids	34,886	2,245	69,254	(77,433)
Accounts payable	274,431	17,443	484,743	303,669
	(134,014)	(377,207)	(877,954)	(397,190)

FINANCING ACTIVITIES
Share capital issued for cash	228,625	2,562,688	935,500	3,032,454
Share issue expenses	-	-	-	-
	228,625	2,562,688	935,500	3,032,454
INVESTING ACTIVITIES
Mineral property expenditures	(2,493,588)	(2,063,215)	(4,431,944)	(3,120,820)
Property, plant and equipment	(352,474)	(525,379)	(560,368)	(1,257,053)
Reclamation deposits	1,158	855	789	386
	(2,844,904)	(2,587,739)	(4,991,523)	(4,377,487)

NET CASH INFLOW (OUTFLOW)	(2,750,293)	(402,258)	(4,933,977)	(1,742,223)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,978,200	9,391,622	13,161,884	10,731,587

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 8,227,907	$ 8,989,364	$ 8,227,907	$ 8,989,364

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:
Cash	$ 627,907	$ 989,364	$ 627,907	$ 989,364
Short-term Investments	7,600,000	8,000,000	7,600,000	8,000,000
	$ 8,227,907	$ 8,989,364	$ 8,227,907	$ 8,989,364

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2005

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable.  None of the Company’s operations are conducted through joint venture entities.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material.  Material is refined into high purity silver and gold bullion.  The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually.  This facility was originally purchased by the Company in order to process the cobalt concentrate from its US operations.  In the past this facility processed silver/copper concentrates and will have to be refurbished to process the cobalt material.  Commercial production has not commenced as at August 31, 2005.

These interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd., a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.  All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company’s audited consolidated financial statements for the year ended February 28, 2005.

2.

PROPERTY, PLANT AND EQUIPMENT

	August 31,		February 28,
	2005		2005
	Accumulated	Net Book	Net Book
Cost	Depreciation	Value	Value

Land and building	$176,351	$45,597	$130,754	$132,546
Plant	5,282,105	-	5,282,105	4,750,448
Office furniture, fixtures and equipment	537,618	369,415	168,203	165,218
Vehicle	83,492	68,457	15,035	17,926
	$6,079,566	$483,469	$5,596,097	$5,066,138

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2005

3.

MINERAL PROPERTIES

     Mineral properties at August 31, 2005 consist of:

	August 31,	February 28,
	2005	2005

Idaho Cobalt Belt
Idaho Cobalt Project	$24,982,897	$20,586,208
Black Pine	3,221,835	3,210,013
Badger Basin	102,892	101,551

	28,307,624	23,897,772
Other Project

Morning Glory/Wallace Creek	396,428	388,921
El Milagro	262,900	252,688
Queen of the Hills	34,026	31,143
Compass/Kernaghan	121,958	121,958
Virgin River	11,957	11,237
Other	69,603	68,833
	896,872	874,780
	$ 29,204,496	$ 24,772,552

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2005

4.

SHARE CAPITAL

a)   During the period ended August 31, 2005, the Company issued 2,626,525 common shares for gross proceeds of $916,750 on exercise of share purchase warrants and issues 125,000 common shares for gross proceeds of $18,750 on exercise of stock options.

          Common shares issued and outstanding

	Common shares without par value
	Shares	Amount
Balance, February 28, 2005	159,212,058	$ 55,631,626
Issuance of common shares for cash	2,751,525	935,500

Balance August 31, 2005	161,963,583	$ 56,567,126

     b)

As at August 31, 2005 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date

200,000	$0.18	October 20, 2005
50,000	$0.36	November 16, 2005
235,000	$0.62	January 09, 2006
50,000	$0.50	April 19, 2006
2,688,435	$0.15	May 12, 2006
150,000	$0.53	June 29, 2006
275,000	$0.54	March 30, 2007
2,545,000	$0.50	September 28, 2007
340,000	$0.54	March 30, 2008
6,533,435	$0.35

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2005

(i)

As at August 31, 2005, outstanding exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	August 31,	Exercise	February 28,	Exercise	February 29,	Exercise
	2005	Price	2005	Price	2004	Price
Balance outstanding,
beginning of year	6,208,435	$ 0.33	5,915,000	$ 0.22	4,500,000	$ 0.27
Activity during the year
Options granted	615,000	0.54	2,895,000	0.50	3,800,000	0.19
Options exercised	(125,000)	0.15	(2,401,565)	0.26	(915,000)	0.22
Options cancelled/
expired	(165,000)	0.34	(200,000)	0.53	(1,470,000)	0.27
Balance outstanding,
end of period	6,533,435	$ 0.35	6,208,435	$ 0.33	5,915,000	$ 0.22

(ii)

During the year ended February 28, 2005, 2,895,000 (2004 – 3,800,000) stock options were issued to directors, employees and consultants.  Using the fair value method to value stock options, $1,022,979 was recorded to stock-based compensation, expense.  This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 99% (2004 - 84%) and a weighted average risk free rate of 3.52% (2004 – 3.59%).

As a result of 615,000 stock options granted during the six month period ended August 31, 2004, the Company recognized $201,727 (August 31, 2004 – $480,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing method.

c.

As at August 31, 2005 outstanding warrants were as follows:

Number of
Warrants	Exercise Price	Expiry Date

19,099,999	0.50	December 05, 2005
1,213,800	0.35	December 05, 2005
618,000	0.50	March 22, 2006
150,000	0.55	June 30, 2006
1,333,333	0.30	February 05, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007
1,853,180	0.30	April 03, 2007
38,430,812	$0.51

FORMATION CAPITAL CORPORATION
(An exploration stage company)

Notes to interim consolidated financial statements

August 31, 2005

i)

The changes in warrants during the previous periods were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	August 31,	Exercise	February 28,	Exercise	February 29,	Exercise
	2005	Price	2005	Price	2004	Price
Balance outstanding,
beginning of year	41,079,699	$ 0.50	36,591,148	$ 0.41	26,751,377	$ 0.32
Activity during the period
Warrants issued	-	-	14,312,500	0.60	23,776,434	0.47
Warrants exercised	(2,626,525)	0.35	(9,823,949)	0.30	(13,115,163)	0.24
Warrants expired/
Cancelled	(22,362)	0.23	-	-	(821,500)	0.50
Balance outstanding,
end of period	38,430,812	$ 0.51	41,079,699	$ 0.50	36,591,148	$ 0.41

5.

RELATED PARTY TRANSACTIONS

a)

As at August 31, 2005, accounts payable include $1,929 (2004 - $1,618) due to directors and officers.

6.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	August 31,	February 28,
	2005	2005

Canada	$ 274,190	$ 283,541
United States	34,280,888	29,320,530
Mexico	265,696	255,589
	$ 34,820,774	$ 29,859,660

7. SUBSEQUENT EVENTS

Subsequent to the end of the quarter the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it “has not given Formation permission to access the Blackbird Mine site for the construction of the exploration decline.”  Judicial approval was received for limited (exploration) access only.  The Company is reviewing its options to receive permanent access.